UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                                 RADVISION LTD.
                                 Name of Issuer)

                   ORDINARY SHARES, PAR VALUE NIS .1 PER SHARE
                         (Title of Class of Securities)

                                    M81869105
                                 (CUSIP Number)

                                  JUNE 30, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Continued on the following page(s)
                                Page 1 of 9 Pages

                                                              PAGE 2 OF 9 PAGES



1 Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

                         SARANAC CAPITAL MANAGEMENT LP

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                             a.  [ ]
                                                             b.  [X]

3    SEC Use Only

4    Citizenship or Place of Organization

                           Delaware

                               5   Sole Voting Power
            Number of
              Shares                      0
           Beneficially        6   Shared Voting Power
             Owned By
               Each                       0
            Reporting
              Person           7   Sole Dispositive Power
               With
                                          0

                               8   Shared Dispositive Power

                                          0

9    Aggregate Amount of Beneficially Owned by Each Reporting Person

                                    0

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                       [ ]

11   Percent of Class Represented By Amount in Row (9)

                                    0.0%

12   Type of Reporting Person (See Instructions)

                                    PN; IA

                                                              PAGE 3 OF 9 PAGES


1 Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

                         SARANAC CAPITAL MANAGEMENT GP LLC

2    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                             a.  [ ]
                                                             b.  [X]

3    SEC Use Only

4    Citizenship or Place of Organization

                      Delaware

                               5   Sole Voting Power
            Number of
              Shares                      0
           Beneficially        6   Shared Voting Power
             Owned By
               Each                       0
            Reporting
              Person           7   Sole Dispositive Power
               With
                                          0

                               8   Shared Dispositive Power

                                          0

9    Aggregate Amount of Beneficially Owned by Each Reporting Person

                                             0

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                       [ ]

11   Percent of Class Represented By Amount in Row (9)

                                      0.0%

12   Type of Reporting Person (See Instructions)

                                     OO; HC

                                                              PAGE 4 OF 9 PAGES


1 Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

                             ROSS MARGOLIES

2    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                             a.  [ ]
                                                             b.  [X]

3    SEC Use Only

4    Citizenship or Place of Organization


                           UNITED STATES

                               5   Sole Voting Power
            Number of
              Shares                      40,012
           Beneficially        6   Shared Voting Power
             Owned By
               Each                       0
            Reporting
              Person           7   Sole Dispositive Power
               With
                                          40,012

                               8   Shared Dispositive Power

                                          0

9    Aggregate Amount of Beneficially Owned by Each Reporting Person

                                             40,012

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                       [X]

11   Percent of Class Represented By Amount in Row (9)

                                      0.2%

12   Type of Reporting Person (See Instructions)

                                     IN; HC

                                                              PAGE 5 OF 9 PAGES

ITEM 1(A) NAME OF ISSUER:

     Radvision Ltd. (the "Issuer").

ITEM 1(B) ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

ITEM 2(A) NAME OF PERSON FILING:

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"): (i) Saranac Capital Management LP, a Delaware limited partnership ("Saranac Capital"), (ii) Saranac Capital Management GP LLC, a Delaware limited liability company ("Saranac Management GP"), and (iii) Ross Margolies ("Mr. Ross Margolies").

     This statement relates to Shares (as defined herein) held for the accounts of Saranac Capital and for the accounts of Mr. Ross Margolies and members of his immediate family.

     Saranac Management GP is the general partner of Saranac Capital and, in such capacity may be deemed to have investment discretion over and be the beneficial owner of securities held for the account of Saranac Capital. In his capacity as the managing member of Saranac Management GP, Mr. Ross Margolies may be deemed to have investment discretion over, and may be the beneficial owner of securities held for the account of Saranac Capital.

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The address and principal business office of each of the Reporting Persons is 31 West 52nd Street, New York, NY 10019.

ITEM 2(C) CITIZENSHIP:

          (i)  Saranac Capital is a Delaware limited partnership;

          (ii) Saranac Management GP is a Delaware limited liability company;
               and

          (iii) Mr. Ross Margolies is a United States citizen.

ITEM 2(D) TITLE OF CLASS OF SECURITIES:

          Ordinary Shares, par value NIS .1 per share (the "Shares").

ITEM 2(E) CUSIP NUMBER:

          M81869105

                                                              PAGE 6 OF 9 PAGES


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
               78c);

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e)  [X] Investment adviser in accordance with Section
               240.13d-1(b)(1)(ii)(E);

          (f) [ ] Employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

          (g) [X] Parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

          (h) [ ] Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


ITEM 4. OWNERSHIP:

ITEM 4(A) AMOUNT BENEFICIALLY OWNED:

     As of June 30, 2006, each of Saranac Capital and Saranac Management GP may be deemed to be the beneficial owner of no Shares. Mr. Ross Margolies may be deemed to be the beneficial owner of 40,012 Shares, which consists of 40,012 Shares held for members of his immediate family.

ITEM 4(B) PERCENT OF CLASS:

     The number of Shares of which each of Saranac Capital and Saranac Management GP may be deemed to be the beneficial owners constitutes approximately 0.0% of the total number of Shares outstanding (based upon 22,223,177 Shares outstanding). The number of Shares which Mr. Ross Margolies may be deemed to beneficially own constitutes approximately 0.2%of the total number of Shares outstanding.

                                                              PAGE 7 OF 9 PAGES

ITEM 4(C) NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

SARANAC CAPITAL
(i)      Sole power to vote or to direct the vote:                                       0

(ii)     Shared power to vote or to direct the vote:                                     0

(iii)    Sole power to dispose or to direct the disposition of:                          0

(iv)     Shared power to dispose or to direct the disposition of:                        0

SARANAC MANAGEMENT GP

(i)      Sole power to vote or to direct the vote:                                       0

(ii)     Shared power to vote or to direct the vote:                                     0

(iii)    Sole power to dispose or to direct the disposition of:                          0

(iv)     Shared power to dispose or to direct the disposition of:                        0

MR. ROSS MARGOLIES

(i)      Sole power to vote or to direct the vote:                                  40,012

(ii)     Shared power to vote or to direct the vote:                                     0

(iii)    Sole power to dispose or to direct the disposition of:                     40,012

(iv)     Shared power to dispose or to direct the disposition of:                        0


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

     The limited partners of Saranac Capital have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held for the account of Saranac Capital in accordance with their respective ownership interests in Saranac Capital.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          This Item 7 is not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          This Item 8 is not applicable.

                                                              PAGE 8 OF 9 PAGES
ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

          This Item 9 is not applicable.

ITEM 10. CERTIFICATION:

     By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              PAGE 9 OF 9 PAGES


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 30, 2006                        SARANAC CAPITAL MANAGEMENT LP

                                            By:      Saranac Capital Management GP, LLC
                                                     Its General Partner

                                                     By:    /s/ Ross Margolies
                                                            -----------------------------------
                                                     Name:  Ross Margolies
                                                     Title: Managing Member


Date:  June 30, 2006                        SARANAC CAPITAL MANAGEMENT GP, LLC

                                            By:     /s/ Ross Margolies
                                                     --------------------------------------------
                                            Name:   Ross Margolies
                                            Title:  Managing Member



Date:  June 30, 2006                        ROSS MARGOLIES

                                            /s/ Ross Margolies
                                            ------------------------------------------------
